SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: July 13, 2009

Press Release

For Immediate Release

Akbank of Turkey Selects OTI Reader Products to Support Its Contactless
Payments Program

Readers Installed at Selected Retail Locations including Carrefour Stores

Fort Lee, NJ, Istanbul, Turkey – July 13, 2009 – On Track Innovations Ltd (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that Akbank of Turkey, a leader in the growing Turkish Banking Industry, has selected OTI’s Saturn 6000 reader for its newly-launched MasterCard PayPass contactless program. The initial orders are for 3,500 readers with follow-on orders expected this year with readers installed at selected locations across the country such as Carrefour 23 stores.

Akbank’s newly-launched MasterCard PayPass credit card offers contactless solutions to its clients. Holders of the bank’s AxessExi26 and Axess cards, will enjoy the convenience of using contactless technology for all purchases under 35 Turkish Lira (around 20 USD) which will eliminate the burden of carrying and handling small change and of signing for their shopping.

OTI’s Saturn 6000 reader is stylishly designed, available in multiple colors with a large LCD display, allows for configurable images, and programmable lines of characters in multiple languages. Its plug-and-play design and small footprint allows for easy installation and multiple configurations – the reader can be placed on a countertop, be wall-mounted or lie flat. The Saturn 6000 reader supports major financial contactless programs including ISO 14443 Payment Implementation (EMVCo), MasterCard PayPass Mag Stripe and M/Chip (EMV), Visa PayWave MSD and qVSDC (EMV), American Express ExpressPay, Discover Zip, MIFARE, NFC and other proprietary systems.

Mine Könüman, Akbank Executive Vice President for payment systems said: “When the pilot project now underway is completed, we intend to expand the contactless technology to the entire range of our credit card products. Akbank’s aim is to increase its strength in all markets involving minor purchases through its contactless technology products.”

Oded Bashan CEO & Chairman of OTI said: “We are happy with the selection of OTI products by Akbank and are committed to provide excellent support. OTI is looking forward to continue and support the growing Turkish contactless payments market with range of contactless products.”

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About Akbank
With a strong and extensive distribution network throughout Turkey with over 860 branches and 15,000 employees, Akbank is a leader in consistently growing Turkish Banking Industry. Akbank’s strong capital base, stable deposit structure, ability to generate low-cost funding and robust growth in total assets have positioned Akbank among the most profitable financial services institutions across Europe. Some of the Akbank’s local subsidiaries are Ak Securities, Ak Asset Management and Ak Lease.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected follow-on orders from Akbank, or those related to our expectation to continue and support the growing Turkish contactless payments market with range of contactless products. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com